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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K/A

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

[_] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT FO 1934

         For the transition period from ______________ to ______________

                         Commission File Number: 1-14987

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      TOO, INC. SAVINGS AND RETIREMENT PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    TOO, INC.
                               8323 Walton Parkway
                             New Albany, Ohio 43054

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                                 AMENDMENT NO. 1

                                       to

                           ANNUAL REPORT ON FORM 11-K

The Report of Independent Accountants on Page 2 of the Too, Inc. Savings and Retirement Plan Financial Statements is hereby amended to include the conformed signature of the Independent Accountants, which was previously inadvertently omitted, and shall read in its entirety as follows:

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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Too, Inc. and the
Plan Administrator of the Too, Inc.
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Too, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary & Roepcke

Ary & Roepcke
Columbus, Ohio
June 19, 2002

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Too, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: July 3, 2002
                                           TOO, INC. SAVINGS AND RETIREMENT PLAN
                                           (registrant)

                                           By /s/ RONALD SYKES
                                           -------------------------------------
                                           Ronald Sykes
                                           Chairperson of the Benefits
                                           Administrative Committee